UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
Date of Report:  February 20, 2008
(Date of earliest event reported)

SYS
(Exact name of registrant as specified in its charter)

California	001-32397	95-2467354
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5050 Murphy Canyon Road, Suite 200, San Diego, CA 92123
(Address of principal executive offices, Zip Code)
858-715-5500
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[X] Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ] Pre-commencement communication pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240. 13e-4(c))

Item 1.01                      Entry into a Material Definitive Agreement.

On February 20, 2008, SYS (the “Company”) entered into an Agreement and Plan of Merger and Reorganization (the “Agreement”) with Kratos Defense & Security Solutions, Inc. (“Kratos”) and its wholly-owned subsidiary, White Shadow, Inc. (“Merger Sub”), pursuant to which White Shadow will be merged with and into the Company (the “Merger”).  The Company will be the surviving entity and a wholly owned subsidiary of Kratos.  Effective at the time of Merger, each outstanding share of the Company’s common stock will be converted into 1.2582 shares of Kratos common stock.

At the effective time of the Merger, each outstanding option to purchase common stock of the Company will be cancelled.  Warrants to purchase common stock of the Company will continue to be in effect pursuant to their terms following the Merger.

Consummation of the Merger is subject to several closing conditions, including:

•	approval of the Merger by the shareholders of the Company;
•	approval of the issuance of shares of Kratos common stock in the Merger by the stockholders of Kratos; and
•	the effectiveness of a Form S-4 registration statement to be filed by Kratos.

The Merger Agreement contains certain termination rights, including a termination fee of $2,394,000 to be paid by the Company to Kratos upon termination of the Merger Agreement in certain circumstances

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

In connection with the Merger Agreement, on February 20, 2008, certain executive officers and directors of the Company entered into Voting Agreements with Kratos (the “SYS Voting Agreements”) pursuant to which such officers and directors have undertaken to vote their shares of common stock of the Company in favor of the Merger and against any other proposal or offer to acquire the Company unless the Merger Agreement has been terminated.  The SYS Voting Agreements apply to all shares of the Company’s common stock held by the signatories at the record date for the relevant Company stockholder meeting.  The SYS Voting Agreements restrict the transfer of shares by the signatories, except under certain limited conditions.

Additionally, on February 20, 2008 certain executive officers and directors of Kratos entered into Voting Agreements with the Company (the “Kratos Voting Agreements”), pursuant to which such officers and directors have undertaken to vote their shares of common stock of Kratos in favor of the issuance of additional shares of common stock of Kratos in connection with the Merger, unless the Merger Agreement has been terminated.  The Kratos Voting Agreements apply to all shares of Kratos common stock held by the signatories at the record date for the relevant Kratos stockholder meeting. The Kratos Voting Agreements restrict the transfer of shares by the signatories, except under certain limited conditions.

A copy of the form of SYS Voting Agreement and form of Kratos Voting Agreement is attached hereto as Exhibit 10.2 and 10.3, respectively, and is incorporated herein by reference.  The foregoing description of the SYS Voting Agreements and Kratos Voting Agreements is qualified in its entirety by reference to the full text of such agreements.

The Merger Agreement, form of SYS Voting Agreement and form of Kratos Voting Agreement have been included to provide security holders with information regarding their terms.  They are not intended to provide any other factual information about Kratos, Merger Sub or the Company.  The Merger Agreement contains representations and warranties that Kratos and the Company have made for the benefit of each other.  The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that the parties have exchanged with each other in connection with the signing of the Merger Agreement.  Accordingly, investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedule.

You are encouraged to read the Merger Agreement, the form of SYS Voting Agreement and the form of Kratos Voting Agreement for a more complete understanding of the transaction. The foregoing descriptions of the Merger Agreement, the form of SYS Voting Agreement and the form of Kratos Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement, the form of SYS Voting Agreement and the form of Kratos Voting Agreement.

Item 8.01  Other Events.

On February 21, 2008, the Company issued a press release announcing the execution of the Merger Agreement.  A copy of the press release is furnished as Exhibit 99.1.

On February 21, 2008, a conference call was held by the Company to discuss the Merger.  A replay of the recorded conference call will be available for 30 days following the conference call and can be obtained through the Investors link of Kratos’ website at www.kratosdefense.com.

Forward-Looking Statements

This Report on Form 8-K contains certain forward-looking statements including, without limitation, expressed or implied statements concerning the Company’s expectations regarding the timing of the closing of the Merger, anticipated benefits to be realized from the Merger, future financial performance and cash flows and market developments that involve risks and uncertainties.  Such statements are only predictions, and the Company’s actual results may differ materially.  Factors that may cause the Company’s results to differ include, but are not limited to:  risks that the closing will be delayed or that the conditions to closing will not be satisfied; risks that the integration will prove more costly, take more time, or be more distracting than currently anticipated;  risks that the transaction will cause disruption of the Company’s operations and distraction of its management; risks of adverse regulatory action or litigation; risks that changes or cutbacks in spending by the U.S. Department of Defense may occur, which could cause delays or cancellations of key government contracts; and competition in the marketplace which could reduce revenues and profit margins.  The Company undertakes no obligation to update any forward-looking statements.

These and other risk factors are more fully discussed in the Company’s Annual Report on Form 10-K for the period ended June 30, 2007, the Company’s Quarterly Reports on Form 10-Q for the periods ended September 28, 2007 and December 28, 2007, and in other filings made with the Securities and Exchange Commission (the “SEC”).

Important Additional Information

This filing is being made in respect of the proposed transaction involving Kratos and the Company.  In connection with the proposed transaction, Kratos plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus, and each of Kratos and the Company plan to file with the SEC other documents regarding the proposed transaction.  The definitive Joint Proxy Statement/ Prospectus will be mailed to stockholders of  Kratos and the Company.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Kratos and the Company through the web site maintained by the SEC at www.sec.gov.  In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Kratos by directing a request to Kratos Defense & Security Solutions, Inc, ATTN: Investor Relations, 4810 Eastgate Mall, San Diego, CA 92121, or going to Kratos’s corporate website at www.kratosdefense.com, or from the Company by directing a request to ATTN: Investor Relations, 5050 Murphy Canyon Road, Ste. 200, San Diego, CA, 92123, or going to the Company’s corporate website at www.systechnologies.com.

Kratos and the Company, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Kratos’ directors and executive officers is contained in its annual proxy statement filed with the SEC on October 10, 2007.  Information regarding the Company’s directors and executive officers is contained in the Company’s annual proxy statement filed with the SEC on October 29, 2007.  Additional information regarding the interests of such potential participants will be included in the Joint Proxy Statement/Prospectus and the other relevant documents filed with the SEC (when available).

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1	Agreement and Plan of Merger and Reorganization, dated February 20, 2008, by and among Kratos Defense & Security Solutions, Inc., White Shadow, Inc. and the Company.*

10.2	Form of Voting Agreement, dated February 20, 2008, by and among Kratos Defense & Security Solutions, Inc. and the shareholders of the Company.

10.3	Form of Voting Agreement, dated February 20, 2008, by and among the Company and the stockholders of Kratos Defense & Security Solutions, Inc.

99.1	Press Release of the Company issued on February 21, 2008.
* Certain schedules and exhibits referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SYS

/s/ Michael W. Fink
Date: February 21, 2008	Michael W. Fink
Secretary

Exhibit List

Exhibit Number	Description
10.1	Agreement and Plan of Merger and Reorganization, dated February 20, 2008, by and among Kratos Defense & Security Solutions, Inc., White Shadow, Inc. and the Company.*

10.2	Form of Voting Agreement, dated February 20, 2008, by and among Kratos Defense & Security Solutions, Inc. and the shareholders of the Company.

10.3	Form of Voting Agreement, dated February 20, 2008, by and among the Company and the stockholders of Kratos Defense & Security Solutions, Inc.

99.1	Press Release of the Company issued on February 21, 2008.
* Certain schedules and exhibits referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(2) of Regulation S-K.  A copy of any omitted schedule and/or exhibit will be furnished supplementally to the Securities and Exchange Commission upon request.